Exhibit 99.1

JA Solar to Develop 300 MW of Solar Power Projects in Xingtai City, Hebei Province

SHANGHAI, China, August 27, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it plans to develop three solar power projects totaling 300 MW in Xingtai City in China’s Hebei Province. The projects, located in Xingtai City’s Lincheng, Neiqiu and Xingtai counties, will each have a capacity of 100 MW.

The Company has obtained approval from the Hebei Provincial Development and Reform Commission to develop the first 50 MW phase of the Lincheng County project. The Company has also signed framework agreements with local authorities pertaining to the projects in Neiqiu and Xingtai counties, and expects to receive rights to develop such projects by the end of this year.

“These projects are a major step forward as we look to increase the role project development plays in our overall revenue mix,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “Over the past three years, we’ve built up experience in engineering, procurement and construction through the successful execution of over 100 MW of solar projects, and we see project development as a complement to our manufacturing business. Going forward, we will continue to explore project opportunities both domestically and internationally alongside our core business.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com